Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

November 17, 2023

Confidential

Ms. Nasreen Mohammed

Ms. Lyn Shenk

Mr. Nicholas Nalbantian

Ms. Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ten-League International Holdings Limited (CIK No. 0001982012) Registration Statement on Form F-1 (File No. 333-275240)

Dear Ms. Mohammed, Ms. Shenk, Mr. Nalbantian, Ms. Jaskot:

On behalf of our client, Ten-League International Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 16, 2023 on the Company’s registration statement on Form F-1 initially filed on November 1, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing herewith amendment No. 1 (“Amendment No. 1”) to the Registration Statement via EDGAR to the Commission.

The Company respectfully advises the staff of the Commission (the “Staff”) that, subject to market conditions, it plans to launch the road show for the proposed offering as soon as possible. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

Cover Page

1.	We note that you have checked the Rule 415 box on the outside cover page, yet disclosures elsewhere indicate that this is a firm commitment, underwritten offering. Please advise or revise accordingly.

The Company respectfully submits that, although the proposed initial public offering is a firm commitment underwritten offering, the Registration Statement also seeks to register ordinary shares to be sold by certain shareholders from time to time pursuant to a resale prospectus included in the Registration Statement after the completion of the initial public offering on a delayed or continuous basis pursuant to Rule 415.

The Offering, page 9

2.	It appears that Ten-League and Jules Verne are registering the resale of shares in the underwritten public offering, while LJSC Holdings, Undersea Capital and Jules Verne are registering the resale of shares in the resale prospectus. Please revise throughout to clearly indicate which shareholders are registering shares in the public offering prospectus versus the resale prospectus. For example, in the explanatory note on page ii, you state that the public offering prospectus is for the underwritten public offering by you of 2,203,500 shares, but you do not indicate that Ten-League and Jules Verne are also selling shares in the underwritten offering. Consider using different terms to discuss the shareholders who

In response to the Staff’s comment, the Company has revised the disclosure on pages ii, iii and alt-3 of the Amendment No. 1.

3.	We note your disclosure on page 43 attributing the decrease in revenue derived from sales of heavy equipment to customers postponing purchases to minimize interest expenses amid elevated interest rates. In this risk factor, or another you deem more appropriate, please update your disclosure characterized as potential if inflationary pressures or related interest rate increases have impacted your operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 20 of the Amendment No. 1.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Jison Lim, Director and Chairman, Ten-League International Holdings Limited
Lim Boon Ping, Chief Financial Officer, Ten-League International Holdings Limited
Henry F. Schlueter, Esq., Schlueter & Associates, P.C.